SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Confidential

August 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski

Re:	Puyi Inc.
Amendment No. 4 to Registration Statement on Form F-3
Filed June 30, 2022
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated July 21, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Steven C Hsu (New York)*, Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment No. 4 to Registration Statement on Form F-3 filed June 30, 2022

General

1.	Refer to your response to comment 1. Please remove references to “our VIEs” as this disclosure implies ownership of the VIEs. We do not object if you utilize brackets to revise quotations from and cross-references to the 2021 Annual Report to avoid implying ownership of the VIEs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Registration Statement.

2.	Refer to your response to comment 2. Given you have a subsidiary that is a holding company in Hong Kong, please disclose that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Registration Statement.

About this Prospectus, page 1

3.	Refer to your response to comment 5. Please revise the definition of “PRC or China” on page 2 to include Hong Kong and Macau and clarify that the only time that “PRC or China” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong and Macau. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, expand your disclosure related to the enforceability of civil liabilities in Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 2, 10, 23 and 50 of the Amended Registration Statement.

If you have any questions regarding the Amendment No. 4 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail
Hu Anlin, Chief Financial Officer and Vice President
Jing He, General Manager of Financial Reporting Department
Puyi Inc.